FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), pursuant to Law No. 6,404/76 and CVM Instruction No. 358/02 and in continuity to the the Material Fact disclosed on September 9, 2020, hereby informs its shareholders and the market that on this date, obtained all necessary prior authorizations from its creditors in order to allow the implementation of the potential segregation of its cash and carry unit. The prior authorizations obtained refer to the debts of the Company and its subsidiary, Sendas Distribuidora S.A. (“Assaí”), including debts contracted on the capital market.

Such authorizations include the meetings held on the present date, within the scope of (i) the Company’s 4th Public Issuance of Promissory Notes, in a Single Series; (ii) the Company’s 15th Issuance of Simple Debentures, Non-convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Distribution Efforts; (iii) the Company’s 16th Issuance of Simple Debentures, Non-convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts; (iv) the Company’s 17th Issuance of Simple Debentures, Non-convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts; (v) Assaí’s 1st Public Issuance of Promissory Notes, in 6 Series; and (vi) Assaí’s 1st Issuance of Simple Debentures, Non-convertible into Shares, Unsecured, with Additional Personal Guarantee, in Four Series, for Public Distribution with Restricted Efforts (“Debts”), in which were approved the renegotiation of certain conditions, such as the remuneration rate and the release of the Company as guarantor of Assaí's issuances.

We also inform that there will be no changes in the allocation of gross debt between GPA and Assaí, as well as the debt maturity dates have not been changed. As a result, the Company believes that the indebtedness of GPA and Assaí are at appropriate levels and will allow them to maintain their respective investment levels (CAPEX), supporting the strong growth of their businesses.

The Company will keep the market and its shareholders informed of further developments in this regard.

São Paulo, November 19, 2020.

Christophe Jose Hidalgo

Interim Chief Executive Officer, Chief

Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 20, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.